UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LuxUrban Hotels Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

21985R 105

(CUSIP Number)

Brian Ferdinand

Chairman and Chief Executive Officer

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

(833)-723-7368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 December 20, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Brian Ferdinand
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,411,776
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,411,776
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,411,776
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 27,591,918 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents (a) 16,343,443 shares of common stock owned by THA Holdings LLC (“THA Holdings”), an entity controlled by Mr. Ferdinand, the Issuer’s Chairman and Chief Executive Officer, (b) 250,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II Limited Liability Company (“THA Family II”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as the managing member, (c) 312,500 shares of common stock owned by Mr. Ferdinand, (d) 73,333 shares of common stock owned by SuperLuxMia LLC (“SuperLuxMia”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as the managing member, (e) 55,000 shares of common stock issuable upon exercise of certain warrants owned by SuperLuxMia, (f) 150,000 shares of common stock owned by THA Family II, (g) 112,500 shares of common stock issuable upon exercise of certain warrants owned by THA Family II and (h) 115,000 shares purchased by Mr. Ferdinand in the Issuer’s initial public offering (“IPO”).

1.	NAMES OF REPORTING PERSONS THA Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,343,443
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,343,443
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,343,443
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 27,591,918 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. This amount represents the 16,343,443 shares of the Issuer’s common stock beneficially owned by THA Holdings LLC. Brian Ferdinand is the managing member of THA Holdings LLC and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

1.	NAMES OF REPORTING PERSONS THA Family II Limited Liability Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 512,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 512,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 27,591,918 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. This amount represents 150,000 shares of common stock issued at time of consummation of the IPO upon conversion of certain debt owed by the Issuer to THA Family II and 362,500 shares that are issuable upon exercise of warrants owed by THA Family II. Brian Ferdinand is the managing member of THA Family II and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

1.	NAMES OF REPORTING PERSONS SuperLuxMia LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 128,333
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 128,333
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,333
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 27,591,918 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents (a) 73,333 shares of common stock owned by SuperLuxMia and (b) 55,000 shares of common stock issuable upon exercise of certain warrants owned by SuperLuxMia. Brian Ferdinand is the managing member of SuperLuxMia and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed on behalf of Brian Ferdinand, an individual, THA Holdings LLC (“THA”), THA Family II Limited Liability Company (“THA Family II”), and SuperLuxMia LLC (“SuperLuxMia”), with respect to the common stock, par value $0.00001 per share (“Common Stock”), of LuxUrban Hotels Inc. (the “Issuer”). Mr. Ferdinand is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. THA is controlled by Mr. Ferdinand. THA Family II and SuperLuxMia are entities wholly owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as their managing member.

Item 1.	Security and Issuer

Security: Common Stock

Issuer:	LuxUrban Hotels Inc.
2125 Biscayne Blvd. Suite 253
Miami, Florida 33137

Item 2.	Identity and Background

(a)	The reporting persons are Brian Ferdinand, THA, THA Family II and SuperLuxMia.

(b)	Each of Brian Ferdinand’s, THA’s, THA Family II’s and SuperLuxMia’s business address is 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137.

(c)	As Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Mr. Ferdinand’s principal business is to manage the Issuer’s long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities, including dislocated hotels, under the Issuer’s consumer brand, LuxUrbanTM. Mr. Ferdinand has also served as Managing Member of THA and SuperLuxMia since their founding. THA Family II and SuperLuxMia are entities wholly owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as their managing member. THA and THA Family II are family investment entities.

(d)	Neither of Mr. Ferdinand, THA, THA Family II or SuperLuxMia has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither THA, THA Family II or SuperLuxMia has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Ferdinand entered into an Offer of Settlement with the Securities and Exchange Commission on April 22, 2020, in connection with allegations that he, as a board member of Liquid Holdings Group Inc., (a) reviewed a Form 10-Q and signed a Form 10-K for the fiscal year 2013 that failed to disclose material facts of Liquid’s reliance on a related party entity (a principal customer of Liquid and a company of which Mr. Ferdinand was an owner) and from which Liquid received material subscription fees, and (b) failed to file required Forms 4 and amendments to Schedule 13D to reflect material changes to his ownership in Liquid’s shares of common stock, causing Liquid to violate Section 13(a), 13(d)(2) and 16(a) of the Exchange Act and related rules thereof. Mr. Ferdinand consented, without admitting or denying any findings, to a cease and desist order from any alleged secondary violations of Section 17(a)(2) of the Securities Act and 13(a) of the Exchange Act, which are non-scienter provisions in which negligence is sufficient to establish liability for causing a primary violation; and Section 13(d)(2) and Section 16(a) of the Exchange Act, which are personal security reporting provisions under which strict liability is sufficient to establish a violation. As a result of the settlement, Mr. Ferdinand was also required to pay a fine of $115,000.

(f)	Brian Ferdinand is a citizen of the United States. THA is a Delaware limited liability company. THA Family II is a Delaware limited liability company. SuperLuxMia is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Ferdinand and his entities and affiliates to acquire the Common Stock reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On December 20, 2022, LuxUrban Hotels Inc. (“Company”), and the Company’s chairman and chief executive officer, Brian Ferdinand, entered into a Note Extension and Conversion Agreement with Greenle Partners LLC Series Alpha PS (“Greenle Series Alpha”) and Greenle Partners LLC Series Beta P.S., a Delaware limited liability company (“Greenle Beta” and, together with Greenle Alpha, “Greenle”). Greenle was the purchaser of the Company’s 15% OID senior secured notes (the “Notes”) and warrants to purchase the Company’s common stock (“Warrants”) under certain securities purchase agreements and loan agreements between the Company and Greenle, including the Securities Purchase Agreement dated as of September 30, 2022, as amended by the letter agreement dated October 20, 2022, and the Loan Agreement dated as of November 23, 2022, all of which were previously disclosed, and filed as exhibits, under the Company’s Current Reports on Form 8-K. Among other provisions, under the terms of the Note Extension and Conversion Agreement, Greenle has agreed to convert from time to time $3,000,000 aggregate principal amount of the Notes into 1,000,000 shares of the Company’s common stock (the “Conversion Shares”) at the conversion price of $3.00 per share prescribed by the Notes.

This Amendment to Schedule 13-D is filed because Mr. Ferdinand has agreed to personally and individually pay to Greenle, without cost to the Company, any difference in the aggregate amount Greenle realizes in public or private sales of the Conversion Shares and the $3 million principal of Notes converted through the delivery to Greenle of up to 1,000,000 shares of the Company’s common stock currently owned by Mr. Ferdinand (and cash to cover any shortfall if such shares are not sufficient to cover such difference). All 1,000,000 of such shares have been placed into escrow to secure such obligation. As of the date hereof, Mr. Ferdinand has not transferred any such shares to Greenle in accordance with the foregoing, and there is no certainty that he will ever be required to do so. Mr. Ferdinand retains ownership and voting power over all 1,000,000 shares until such time, if ever, any such shares are transferred to Greenle in accordance with the foregoing.

Mr. Ferdinand is the Chairman of the Board and Chief Executive Officer of the Issuer and, with his beneficial ownership of approximately 63.1% of the outstanding shares of Common Stock, has the power to elect all of the directors of the Issuer and to control all matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer. Mr. Ferdinand may later acquire additional securities of the Issuer. Brian Ferdinand intends to review his ownership of the Issuer on a continuing basis. Any actions Mr. Ferdinand might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to Brian Ferdinand.

Other than as described above, and except in accordance with his role as the Chairman of the Board and Chief Executive Officer of the Issuer, Mr. Ferdinand does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, he may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The aggregate number and percentage of Common Stock beneficially owned by Brian Ferdinand (on the basis of a total of 27,591,918 shares of Common Stock outstanding as of December 20, 2022) are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	17,411,776	63.1%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	17,411,776	63.1%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	17,411,776	63.1%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)           Mr. Ferdinand is the beneficial owner of 17,411,776 shares, or approximately 63.1%, of the Issuer’s outstanding Common Stock. This amount represents the 15,343,443 shares, or approximately 59.2%, of the Issuer’s outstanding Common Stock beneficially owned by THA, 512,500 shares, or approximately 1.8%, of the Issuer’s outstanding Common Stock beneficially owned by THA Family II, and 128,333 shares, or approximately 0.4%, of the Issuer’s Common Stock beneficially owned by SuperLuxMia, as described below. Mr. Ferdinand is the managing member of THA, THA Family II and SuperLuxMia, and, his wife controls THA Family II and SuperLuxMia, as such, Mr. Ferdinand may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Amendment to Schedule 13D, which information is incorporated herein by reference.

Indemnification Agreement

Concurrently and in connection with the IPO, the Issuer and Mr. Ferdinand entered into an indemnification agreement (the “Indemnification Agreement”) pursuant to which the Issuer agreed to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Ferdinand in connection with any action he takes while a director, officer or as an agent on behalf of the Issuer. The above description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.10 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Lock Up Agreement

The underwriterin the Company’s IPO and Mr. Ferdinand have agreed, subject to limited exceptions, not to sell or transfer any Common Stock for 180 days after the effective date of the prospectus for the IPO without first obtaining the written consent of the representatives of the underwriters for the IPO (the “Lock Up Agreement”). Notwithstanding the foregoing, if the reported closing price of a share of Common Stock exceeds 200% of the per-share IPO price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like, the “Price Threshold”) for five (5) consecutive trading days commencing on or after the 45th day after the IPO, Mr. Ferdinand shall be entitled to sell or transfer up to 250,000 shares of Common Stock, subject to compliance with all volume limitations and requirements under Rule 144. Additionally, if the reported closing price of a share of Common Stock exceeds the Price Threshold for five (5) consecutive trading days commencing on or after the 90th day after the IPO, Mr. Ferdinand shall be entitled to sell or transfer up to 250,000 additional shares of Common Stock, subject to compliance with all volume limitations and requirements under Rule 144. The two foregoing lock-up release provisions are cumulative.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.1	Form of Underwriting Agreement, including form of Lock Up Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (No. 333-262114).
Exhibit 10.1	Form of Director and Officer Indemnification Agreement by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (No. 333-262114).
Exhibit 10.2	Note Extension and Conversion Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 20, 2022).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIAN FERDINAND (INDIVIDUALLY)
THA HOLDINGS LLC
THA FAMILY II LIMITED LIABILITY COMPANY
SUPERLUXMIA LLC

Dated: December 20, 2022	By:	/s/ Brian Ferdinand
Brian Ferdinand, Individually, as Sole Manager of THA Holdings LLC and SuperLuxMia LLC, and as Authorized Officer of THA Family II Limited Liability Company